February 23, 2018

Securities and Exchange Commission

Division of Corporate Finance

Office of Healthcare and Insurance

100 F Street, NE

Washington, DC 20549

Attn:	Vanessa Robertson

Re:	Oasmia Pharmaceutical AB
Form 20-F for the Fiscal Year Ended April 30, 2017
Filed August 24, 2017
File No. 001-37604

Dear Ms. Robertson:

Oasmia Pharmaceutical AB (the “Company”) hereby submits its preliminary response to the letter of comments dated February 14, 2018 (the “Comment Letter”) relating to the Annual Report on Form 20-F (“Form 20-F”) referenced above received by staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

The Company has been informed by its auditor Ernst & Young AB (“E&Y”) that E&Y will be able to review the Company’s proposed response to comment below provided that the Company be granted an extension to file the proposed response no later than March 30, 2018.

Item 15. Controls and Procedures, page 92

Comment No. 1. Please tell us how you determined that a conclusion that your internal control over financial reporting (ICFR) was not effective as of April 30, 2017, did not impact your conclusion regarding the effectiveness of your disclosure controls and procedures (DCP), as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Please refer to SEC Release No. 33-8238, Final Rule: Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, which states that disclosure controls and procedures will include those components of internal control over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles. Please explain how you determined that the material weaknesses in your ICFR was not one of the components of ICFR that is also included in disclosure controls and procedures.

Response No. 1. The response to this comment is being prepared.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (46) 1850 5440 or our counsel Henry Nisser at (212) 930-9700.

Very truly yours,

/s/ Anders Blom

Oasmia Pharmaceutical AB Vallongatan 1 SE-752 28 Uppsala Sweden

Telephone + 46 18 50 54 40 Fax + 46 18 51 08 73

info@oasmia.com www.oasmia.com